UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DEEP DOWN, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24372A305

(CUSIP Number)

David R. Earhart Gray Reed & McGraw LLP 1601 Elm Street, Suite 4600 Dallas, Texas 75201 (469) 320-6041	David J. Douglas 3889 Maple Avenue Dallas Texas 75219 (214) 238-4012

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Various

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24372A305

1. Names of Reporting Persons.

Jamaka Capital Management LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Texas, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,484,091

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,484,091

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,484,091
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
12.5%
14. Type of Reporting Person
HC – General Partner

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CUSIP No. 24372A305

1. Names of Reporting Persons.

Jamaka Capital LP
2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Texas, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,484,091

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,484,091

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,484,091
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
12.5%
14. Type of Reporting Person
PN

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CUSIP No. 24372A305

1. Names of Reporting Persons.

David J. Douglas
2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
AF; OO (Director option grants)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
150,000

8. Shared Voting Power
1,484,091

9. Sole Dispositive Power
150,000

10. Shared Dispositive Power
1,484,091

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,634,091
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.6%
14. Type of Reporting Person
IN

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SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D relates to the common stock, $.001 par value (the “Common Stock”), of Deep Down, Inc., a Nevada corporation (the “Issuer”), with principal executive offices located at 18511 Beaumont Highway, Houston, Texas 77049.

Item 2. Identity and Background

(a)      This statement is filed by:

(i)       Jamaka Capital Management LLC, a Texas limited liability company, which serves as the general partner of Jamaka Capital LP;

(ii)      Jamaka Capital LP, a Texas limited partnership; and

(iii)     David J. Douglas, who is the sole member of Jamaka Capital Management LLC and a current director of the Company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement previously filed as Exhibit 1 to the original filing of this Schedule 13D, and incorporated herein by reference.

(b)      The address of the principal office of each of Jamaka Capital Management LLC, Jamaka Capital LP, and Mr. Douglas is 3889 Maple Avenue, Dallas, Texas 75219.

(c)      The principal business of Jamaka Capital Management LLC is serving as the general partner of Jamaka Capital LP. The principal business of Jamaka Capital LP is investing in securities. The principal occupation of Mr. Douglas is serving as the managing member of Jamaka Capital Management LLC.

(d)      During the last five years, no Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, no Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Douglas is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As of February 6, 2017, Jamaka Capital LP acquired 1,484,091 shares of the Common Stock of the Company (the “Purchased Shares”) on the open market for total consideration of $1,078,209, including brokerage commissions. Shares were purchased with the working capital of Jamaka Capital LP.

At various times subsequent to his appointment as a director of the Company, Mr. Douglas has been granted options exercisable into Common Stock of the Company. Pursuant to Rule 13d-3, Mr. Douglas is deemed to beneficially own 150,000 shares subject to such options.

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Item 4. Purpose of Transaction

The Reporting Persons purchased the Purchased Shares based on the Reporting Persons’ belief that the Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in general discussions with the Issuer’s Board of Directors (the “Board”) and management team, including with respect to the composition of the Board. On April 16, 2019, Mr. Douglas was appointed as a director of the Issuer and continues to serve on the Board and regularly engages in activities with respect to the Issuer consistent with such position.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, and other than equity compensation with respect to Mr. Douglas’ service on the Board. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)

(1)      As of the close of business on August 19, 2022, Jamaka Capital Management LLC, Jamaka Capital LP, and David J. Douglas were the beneficial owners of an aggregate of 1,484,091 shares of Common Stock, which constitute in the aggregate 12.5% of the outstanding shares of Common Stock of the Company based on 11,888,202 shares of Common Stock outstanding at August 8, 2022 pursuant to the Quarterly Report on Form 10-Q for the period ended June 30, 2022 as filed by the Issuer on August 8, 2022.

(2)      As of the close of business on August 19, 2022, in addition to the shares in Item 5(a)(1), Mr. Douglas holds options to purchase an aggregate of 150,000 shares of Common Stock, all of which are deemed to be beneficially owned pursuant to Rule 13d-3. The shares beneficially owned by Mr. Douglas constitute, in the aggregate, approximately 13.6% of the outstanding shares of Common Stock of the Issuer based on 11,888,202 shares of Common Stock outstanding at August 8, 2022 pursuant to the Quarterly Report on Form 10-Q for the period ended June 30, 2022 as filed by the Issuer on August 8, 2022.

(b)      Jamaka Capital Management LLC, Jamaka Capital LP, and Mr. Douglas have the shared power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a)(1) above. Mr. Douglas has sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a)(2) above.

(c)      The Reporting Persons have not entered into any transactions in the Common Stock during the past 60 days.

(d)      No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

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(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, other than agreements with respect to options granted to Mr. Douglas in connection with his service on the Board.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement (previously filed as Exhibit 1 to the original filing of this Schedule 13D, and is incorporated herein by reference)

Exhibit 2. Form of Director Stock Option Agreement

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2022

JAMAKA CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Douglas
Name: David J. Douglas
Title: Managing Member

JAMAKA CAPITAL LP

By:	JAMAKA CAPITAL MANAGEMENT, LLC
its general partner

	By:	/s/ David J. Douglas
Name: David J. Douglas
Title: Managing Member

DAVID J. DOUGLAS

/s/ David J. Douglas
David J. Douglas, individually

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Option Number: ________

DEEP DOWN, INC.

STOCK OPTION AGREEMENT

Optionee:	_________________

Total Shares Subject to Option:	_________________

Exercise Price Per Share:	$____

Date of Grant:	_________________

Vesting:	Subject to the Optionee’s continuous service as a director through such date, twenty-five percent of the Shares on each of ________________. In addition to the foregoing, all Shares shall vest immediately prior to a Change in Control.

Post-Termination Exercise Period:	Ninety days

Expiration Date:	________________, or earlier upon a Change in Control or as otherwise provided herein

1. Grant of Option. Deep Down, Inc., a Nevada corporation (the “Company”), hereby grants to the Optionee named above an option (the “Option”) to purchase the total number of shares of common stock, par value $0.001 (the “Common Stock”), set forth above (the “Shares”) at the exercise price per Share set forth above (the “Exercise Price”), in accordance with this Option Agreement. This Option is intended to be a non-qualified stock option.

2. Vesting; Time of Exercise; Term of Option. The Option shall vest and become exercisable in four (4) equal installments on the dates set forth above. In addition to the foregoing, all Shares shall vest and become exercisable immediately prior to a Change in Control. Notwithstanding anything herein to the contrary, the Option shall expire on the Expiration Date set forth above and must be exercised, if at all, on or before the Expiration Date. For purposes hereof, a “Change in Control” means the occurrence of any of the following events: (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities; (b) as a result of, or in connection with, any tender offer or exchange offer, merger, or other business combination (a “Transaction”), the persons who were directors of the Company immediately before the Transaction shall cease to constitute a majority of the board of directors of the Company or any successor to the Company; (c) the Company is merged or consolidated with another entity and as a result of the merger or consolidation less than 75 percent of the voting power of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former shareholders of the Company; (d) a tender offer or exchange offer is made and consummated for the ownership of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding voting securities; or (e) the Company transfers substantially all of its assets to another entity which is not controlled by the Company.

3. Exercise of Option.

(a) Right to Exercise. The Option shall be exercisable in accordance with the vesting provisions contained in Section 2 hereof and with the other applicable provisions of this Option Agreement.

(b) Capital Adjustments. The number of Shares covered by this Option and the Exercise Price Per Share is subject to any adjustment deemed appropriate by the Company’s Compensation Committee (the “Committee”) to reflect any increase or decrease in the number of shares of Common Stock resulting from a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company without receipt of consideration; provided, however, that a fractional share will not be issued upon exercise and the number of Shares will be rounded up to the nearest whole number, as determined by the Committee; and provided further that the exercise price may not be decreased to below the par value for the shares of Common Stock, as adjusted.

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(c) Dissolution or Liquidation. The Committee shall notify the Optionee at least twenty (20) days prior to any proposed dissolution or liquidation of the Company. To the extent that this Option has not been previously exercised, if applicable, this Option shall terminate immediately prior to consummation of such dissolution or liquidation.

(d) Change in Control. To the extent that Optionee exercises this Option before or on the effective date of the Change in Control, the Company shall issue all Shares purchased by exercise of this Option, and those shares of Common Stock shall be treated as issued and outstanding for purposes of the Change in Control. Upon a Change in Control, this Option shall terminate.

(e) Method of Exercise. The Option shall be exercisable only by delivery to the Company of an executed Stock Option Exercise Agreement (the “Exercise Agreement”) in the form attached hereto as Exhibit A, or in such other form approved by the Committee, which shall state the Optionee’s election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, and such other provisions as may be required by the Committee. The Exercise Agreement shall be signed by the Optionee and shall be delivered to the Company in person or by courier, by certified mail, or by such other method as may be permitted by the Committee, accompanied (in any case) by payment of the Exercise Price for each Share covered by the Exercise Agreement, as described in Section 4 of this Option Agreement. The Option shall be deemed to be exercised upon receipt by the Company of such written Exercise Agreement and the Exercise Price.

(f) Issuance of Shares. If the Exercise Agreement and payment are in form and substance satisfactory to the Company (or its counsel), and the Optionee or any other person permitted to exercise the Option has complied with Section 5 of this Option Agreement, the Company shall issue or cause the issuance of, in the name of the Optionee or Optionee’s legal representative, the Shares purchased by such exercise of the Option.

4. Method of Payment. The Optionee’s delivery of the signed Exercise Agreement to exercise the Option (in whole or in part) shall be accompanied by full payment of the Exercise Price for the Shares being purchased. Payment for the Shares may be made in cash (by check), or, at the election of the Optionee and where permitted by law, in one or more of the following methods: (a) if a public market for the Company’s stock exists, through a same day sale arrangement between the Optionee and a dealer licensed by the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby the Optionee irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the exercise price and whereby the FINRA Dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Company, (b) if a public market for the Common Stock exists, through a margin commitment from the Optionee and a FINRA Dealer whereby the Optionee irrevocably elects to exercise the Option and to pledge the shares of Common Stock so purchased to the FINRA Dealer in a margin account as security for a loan from the FINRA Dealer in the amount of the exercise price, and whereby the FINRA Dealer irrevocably commits upon receipt of such shares of Common Stock to forward the exercise price directly to the Company or (c) by any combination of the foregoing or any other method approved by the Committee.

5. Tax Withholding Obligations. No Shares shall be delivered to the Optionee or any other person permitted to exercise the Option pursuant to the exercise of the Option until the Optionee or such other person has made arrangements acceptable to the Committee for the satisfaction of applicable income tax, employment tax and social security tax withholding obligations, including obligations incident to the receipt of Shares.

6. Post-Termination Exercise. If the Option is vested prior to, or vests in connection with, the termination of the Optionee’s service as a director, other than as described in Section 7 or Section 8 of this Option Agreement, the Optionee may, following termination of his service as a director (the “Termination Date”), exercise the Option during the Post-Termination Exercise Period (and in no event later than the Expiration Date) set forth on the first page of this Option Agreement. In no event may the Option be exercised later than the Expiration Date set forth on the first page of this Option Agreement. Except as provided in Sections 7 and 8 of this Option Agreement, to the extent that the Optionee is not entitled to exercise the Option on the Termination Date, or if the Optionee does not exercise the Option within the Post-Termination Exercise Period, the Option shall terminate.

7. Disability of Optionee. If the Optionee’s service as director terminates as a result of a medically determinable physical or mental impairment (“Disability”), the Optionee may, but only within six months from the date his service as a director terminates because of his Disability, but in no event later than the Expiration Date, exercise the Option. To the extent that the Option is not exercisable or exercised to the extent so entitled within the time specified in this Section 7, the Option shall terminate.

8. Death of Optionee. In the event of the termination of the Optionee’s continuous service as a director as a result of his death, or in the event of the Optionee’s death during the Post-Termination Exercise Period, the Optionee’s estate, or a person who acquired the right to exercise the Option by bequest or inheritance, may exercise the Option within one year from the date of death, but in no event later than the Expiration Date. To the extent that the Option is not exercisable or exercised to the extent so entitled within the time specified in this Section 8, the Option shall terminate.

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9. Nontransferability of Option. Neither the Option nor any of the Optionee’s rights under this Option Agreement may be transferred or assigned in any manner other than by will or by the law of descent and distribution. The Option and the Optionee’s rights under this Option Agreement may be exercised during the lifetime of the Optionee only by the Optionee. Notwithstanding the preceding sentence, the Optionee may transfer his rights under this Option Agreement to such family members, family member trusts, family limited partnerships and other family member entities as the Company, in its sole discretion, may approve prior to any such transfer.

10. Tax Consequences. The exercise of the Option may have tax consequences. THE OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

11. Term of Option. The Option may be exercised no later than the Expiration Date or such earlier date as otherwise provided in this Option Agreement.

12. Entire Agreement; Governing Law. This Option Agreement (with the Exercise Agreement, if the Option is exercised) constitute the entire agreement of the Company and the Optionee (collectively, the “Parties”) with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Optionee’s interest except by means of a writing signed by the Parties. Nothing in this Option Agreement (except as expressly provided herein) is intended to confer any rights or remedies on any person other than the Parties. This Option Agreement is to be construed in accordance with and governed by the internal laws of the State of Texas without giving effect to any choice-of-law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Texas, to the rights and duties of the Parties.

13. Severability and Reformation. The Company intends all provisions of this Option Agreement to be enforced to the fullest extent permitted by law. Accordingly, should a court of competent jurisdiction determine that the scope of any provision of this Option Agreement is too broad to be enforced as written, the court should reform the provision to such narrower scope as it determines to be enforceable. If, however, any provision of this Option Agreement is held to be wholly illegal, invalid or unenforceable under present or future law, such provision shall be fully severable and severed, and this Option Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions of this Option Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance.

14. Interpretive Matters. Whenever required by the context, pronouns and any variation thereof shall be deemed to refer to the masculine, feminine, or neuter, and the singular shall include the plural, and vice versa. The term “include” or “including” does not denote or imply any limitation. The captions and headings used in this Option Agreement are inserted for convenience and shall not be deemed a part of the Option or this Option Agreement for construction or interpretation.

15. Dispute Resolution. Unless provided otherwise in a then-effective written employment agreement, the provisions of this Section 15 shall be the exclusive means of resolving disputes of the Parties (including any other persons claiming any rights or having any obligations through the Company or the Optionee) arising out of or relating to this Option Agreement (including the Exercise Agreement, if the Option is exercised). The Parties shall attempt in good faith to resolve any disputes arising out of or relating to this Option Agreement (including the Exercise Agreement, if the Option is exercised) by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either Party by a written statement of the Party’s position and the name and title of the individual who will represent the Party. Within thirty (30) days of the written notification, the Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the Parties agree that any suit, action, or proceeding arising out of or relating to this Option Agreement shall be brought in the United States District Court for the Southern District of Texas (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Texas state court in Harris County, Texas) and that the Parties shall submit to the jurisdiction of such court. The Parties irrevocably waive, to the fullest extent permitted by law, any objection a Party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 15 shall for any reason be held invalid or unenforceable, it is the specific intent of the Parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

16. Notice. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given, effective, and received upon prepaid delivery in person or by courier or upon the earliest of delivery or the third business day after deposit in the United States mail if sent by certified mail, with postage and fees prepaid, addressed to the other Party at its address as shown beneath its signature in this Option Agreement, or to such other address as such Party may designate in writing from time to time by notice to the other Party in accordance with this Section 16.

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THE OPTIONEE ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED OTHERWISE HEREIN, THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE OPTIONEE’S SERVICE AS A DIRECTOR. THE OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS OPTION AGREEMENT SHALL CONFER UPON THE OPTIONEE ANY RIGHT WITH RESPECT TO FUTURE GRANTS.

The Optionee has reviewed this Option Agreement and the Exercise Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement, and fully understands all provisions of this Option Agreement and the Exercise Agreement. The Optionee hereby agrees that all disputes arising out of or relating to this Option Agreement and the Exercise Agreement shall be resolved in accordance with Section 15 of this Option Agreement. The Optionee further agrees to notify the Company upon any change in the residence address indicated in the Option Agreement.

DEEP DOWN, INC.

By:
Name:
Title:

Address:

Address:

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EXHIBIT A

DEEP DOWN, INC.

STOCK OPTION EXERCISE AGREEMENT

This Exercise Agreement is made this ____ day of ____________, 20___ between Deep Down, Inc. (the “Company”) and the optionee named below (the “Optionee”). Unless otherwise defined herein, the capitalized terms used in this Exercise Agreement shall have the meaning ascribed to them in the Option Agreement to which this Exercise Agreement relates.

Option Number:	_________________

Optionee:	_________________

Social Security Number:	__________________________

Address:	__________________________

__________________________

__________________________

Number of Shares Purchased:	__________________________

Price Per Share:	$____

Aggregate Purchase Price:	__________________________

Date of Grant:	_________________

The Optionee hereby delivers to the Company the Aggregate Purchase Price set forth above in cash as indicated below, or to the extent provided for in the Option Agreement and approved by the Committee by accepting this Exercise Agreement, as follows (as applicable, check and complete):

in cash in the amount of $____________, receipt of which is acknowledged by the Company;

through a same-day-sale commitment, delivered herewith, from the Optionee and the FINRA Dealer named therein in the amount of $___________________; or

through a margin commitment, delivered herewith, from the Optionee and the FINRA Dealer named therein in the amount of $__________________;

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The Company and the Optionee (the “Parties”) hereby agree as follows:

1. Purchase of Shares. On this date and subject to the terms and conditions of this Exercise Agreement, the Optionee hereby exercises the Option granted in the Option Agreement between the Parties, dated as of the Date of Grant set forth above, with respect to the Number of Shares Purchased set forth above of the Common Stock (the “Shares”) at the Aggregate Purchase Price set forth above (the “Aggregate Purchase Price”) equal to the Price Per Share set forth above (the “Purchase Price Per Share”) multiplied by the Number of Shares Purchased set forth above. The term Shares refers to the Shares purchased under this Exercise Agreement and includes all securities received (a) in replacement of the Shares, and (b) as a result of stock dividends or stock splits in respect of the Shares.

2. Representations of the Optionee. The Optionee represents and warrants to the Company that the Optionee has received, read and understands the Option Agreement and this Exercise Agreement and agrees to abide by and be bound by their terms and conditions.

3. Rights as Shareholder. Until the stock certificate evidencing the Shares is issued (or as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate, or cause the books of the Company to reflect such issuance, promptly after the Option is exercised. Any certificate of book entry evidencing the Shares shall contain such legends as the Company determines to be appropriate. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued.

4. Tax Withholding Obligations. The Optionee agrees to satisfy all applicable federal, state, and local income, employment, and other tax withholding obligations and herewith delivers to the Company the amount necessary, or has made arrangements acceptable to the Company, to satisfy such obligations as provided in the Option Agreement.

5. Tax Consequences. The Optionee understands that he may suffer adverse tax consequences as a result of the Optionee’s purchase or disposition of the Shares. The Optionee represents that the Optionee has consulted with any tax consultant(s) he deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

6. Successors and Assigns. The Company may assign any of its rights under this Exercise Agreement, and this Exercise Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Agreement shall be binding upon the Optionee and his heirs, executors, administrators, successors, and permitted assigns.

7. Interpretive Matters. Whenever required by the context, pronouns and any variation thereof shall be deemed to refer to the masculine, feminine, or neuter, and the singular shall include the plural, and vice versa. The term “include” or “including” does not denote or imply any limitation. The captions and headings used in this Exercise Agreement are inserted for convenience and shall not be deemed a part of this Exercise Agreement for construction or interpretation.

8. Dispute Resolution. The provisions of Section 15 of the Option Agreement shall be the exclusive means of resolving disputes arising out of or relating to this Exercise Agreement.

9. Entire Agreement; Governing Law. This Exercise Agreement, together with the Option Agreement, constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Optionee’s interest except by means of a writing signed by the Parties. Nothing in this Exercise Agreement or the Option Agreement (except as expressly provided herein or therein) is intended to confer any rights or remedies on any person other than the Parties. This Exercise Agreement (like the Option Agreement) is to be construed in accordance with and governed by the internal laws of the State of Texas, without giving effect to any choice-of-law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Texas to the rights and duties of the Parties.

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10. Severability and Reformation. The Company intends all provisions of this Exercise Agreement to be enforced to the fullest extent permitted by law. Accordingly, should a court of competent jurisdiction determine that the scope of any provision of this Exercise Agreement is too broad to be enforced as written, the court should reform the provision to such narrower scope as it determines to be enforceable. If, however, any provision of this Exercise Agreement is held to be wholly illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable and severed, and this Exercise Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions of this Exercise Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance.

11. Notice. Any notice or other communication required or permitted hereunder shall be given in writing and shall be deemed given, effective, and received upon prepaid delivery in person or by courier or upon the earlier of delivery or the third business day after deposit in the United States mail if sent by certified mail, with postage and fees prepaid, addressed to the other Party at its address as shown beneath its signature in the Option Agreement, or to such other address as such Party may designate in writing from time to time by notice to the other Party in accordance with this Section 11.

12. Further Instruments. Each Party agrees to execute such further instruments and to take such further action as may be necessary or reasonably appropriate to carry out the purposes and intent of this Exercise Agreement.

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Submitted by:	Accepted by:

OPTIONEE:	DEEP DOWN, INC.

By:
(signature)	Its:

Dated:	Dated:

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